EXHIBIT H-1

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-         ; 70-___)

SYSTEM ENERGY RESOURCES, INC., ET AL.

     Notice of Proposal to Issue and Sell up to $350,000,000 of First Mortgage Bonds and/or Debentures, to enter into arrangements for the issuance of up to $500,000,000 of Tax-Exempt Bonds, including the proposed issuance of up to $565,000,000 in Collateral First Mortgage Bonds, to enter into arrangements for the issuance of up to $100,000,000 Municipal Securities, and to acquire Tax-Exempt Bonds issued on behalf of System Energy.

___________, 2000

     Notice is hereby given that the following filing has been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application and/or declaration for complete statements of the proposed transaction summarized below. The application and/or declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application and/or declaration should submit their views in writing by October __, 2000 to the Secretary, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) of the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After October __, 2000, the application and/or declaration, as filed or as amended, may be granted and/or permitted to become effective.

     System Energy Resources, Inc. ("System Energy"), Echelon One, 1340 Echelon Parkway, Jackson, Mississippi 39213, Entergy Arkansas, Inc. ("EAI"), 425 West Capitol, 40th
Floor, Little Rock, Arkansas 72201, Entergy Louisiana, Inc. ("ELI"), 4809 Jefferson Highway, Jefferson, Louisiana 70121, Entergy Mississippi, Inc. ("EMI"), 308 East Pearl Street, Jackson, Mississippi 39201, Entergy New Orleans, Inc. ("ENOI"), 1600 Perdido Building, New Orleans, LA 70112 and Entergy Corporation ("Entergy"), 639 Loyola Avenue, New Orleans, Louisiana 70113, a registered holding company, have filed an application-declaration with this Commission pursuant to Sections 6, 7, 9, 10 and 12 of the Public Utility Holding Company Act of 1935 ("Act") and Rules 23, 24, 42 and 44 thereunder.

     System Energy proposes from time to time through December 31, 2005 (1) to issue and sell one or more series of its First Mortgage Bonds ("Bonds") and/or one or more series of its Debentures ("Debentures") in a combined aggregate principal amount of said Bonds and Debentures not to exceed $350,000,000,
(2) to enter into arrangements for the issuance and sale of tax-exempt revenue bonds ("Tax-Exempt Bonds") in an aggregate principal amount not to exceed $500,000,000 to be issued in one or more series for the purpose of financing pollution control facilities or refinancing certain outstanding Tax-Exempt Bonds issued for the benefit of System Energy to finance pollution control facilities, including the possible issuance and pledge of one or more new series of Bonds in an aggregate principal amount not to exceed $565,000,000 ("Collateral Bonds") as security for the Tax-Exempt Bonds; and (3) to enter into arrangements for the issuance of municipal securities in an aggregate principal amount not to exceed $100,000,000 ("Municipal Securities") to be issued in one or more series through a state or local municipal entity ("Municipal Entity") to pay certain of System Energy's costs while benefiting from tax exemptions The Bonds will be issued under System Energy's Mortgage and Deed of Trust, dated as of June 15, 1977, to United States Trust Company of New York and Gerard F. Ganey (successor to Malcolm J. Hood), as Trustees, as heretofore amended and supplemented ("Mortgage"), and as proposed to be further supplemented by additional Supplemental Indentures. Each series of Bonds will have such interest rate, maturity date, redemption and sinking fund provisions, be secured by such means and sold in such manner and at such price and have such other terms and conditions as shall be determined at the time of sale. In order to provide additional security for its obligations with respect to the Bonds, System Energy may determine to enter into one or more assignments, for the benefit of the holders of the Bonds, of its rights under the Availability Agreement, dated as of June 21, 1974, as amended ("Availability Agreement"), pursuant to the terms of one or more additional Assignments of Availability Agreement, Consent and Agreement ("Assignments").
In such event, EAI, ELI, EMI and ENOI, parties to the Availability Agreement, will be required to consent to and join in any such Assignments. Furthermore, System Energy may determine to enter into one or more assignments, for the benefit of the holders of the Bonds, of its rights under the Capital Funds Agreement, dated as of June 21, 1974 ("Capital Funds Agreement"), pursuant to the terms of one or more additional Supplementary Capital Funds Agreement and Assignments ("Supplementary Agreements"). In such event, Entergy, which is a party to the Capital Funds Agreement, will be required to consent to and join in any such Supplementary Agreements. In addition or as an alternative to the security provided by assignments of the Availability Agreement and the Capital Funds Agreement, in order to obtain a more favorable rating on Bonds and consequently improve the marketability thereof, System Energy may provide an insurance policy for the payment of the principal of and/or interest and/or premium, if any, on one or more series of Bonds.

     The Debentures are to be issued under System Energy's Debenture Indenture or Subordinated Debenture Indenture (each a "Debenture Indenture"). Each series of Debentures will be sold at such price, will bear interest at such rate and will mature on such date as will be determined at the time of sale. Each series of Debentures will have such interest rate, maturity date, redemption and sinking fund provisions, be sold in such manner and at such price and have such other terms and conditions, including subordination and deferral of interest payment, if applicable, as shall be determined at the time of sale. Debentures issued under the Subordinated Debenture Indenture will be expressly subordinated to Senior Indebtedness, as defined therein or pursuant thereto, and may also provide that payment of interest on such Debentures may be deferred, without creating a default with respect thereto, for specified periods, so long as no dividends are being paid, or certain actions are taken related to the retirement of, the capital stock of System Energy during such period of deferral. In order to obtain a more favorable rating on Debentures and consequently improve the marketability thereof, System Energy may provide an insurance policy for the payment of the principal of and/or interest and/or premium on one or more series of Debentures. The terms and conditions of each series of Debentures will be supplied to the Commission by Rule 24 Certificate in this file.

     The Supplemental Indenture and/or the Debenture Indenture will provide for either a fixed interest rate or an adjustable interest rate for the Bonds and/or the Debentures, respectively. Neither any series of Bonds nor any series of Debentures will be sold if the fixed interest rate or initial adjustable interest rate thereon will exceed 15%.

     System Energy may cause any series of the Bonds and any series of the Debentures to be sold by competitive bidding, negotiated underwritten public offering or private placement with institutional investors. System Energy further proposes to use the net proceeds derived from the issuance and sale of the Bonds and the issuance and sale of the Debentures for general corporate purposes, including, but not limited to, (i) the acquisition and retirement, by means of tender offer, or open market, negotiated or other forms of purchases, or redemption in whole or in part, prior to their respective maturities, of one or more series of System Energy's outstanding Bonds and Debentures and/or Tax-Exempt Bonds issued on behalf of System Energy, (ii) the payment of construction costs and nuclear fuel costs, (iii) the repayment of long- and short-term borrowings and/or (iv) other working capital needs.

     System Energy may also seek to enter into arrangements for the issuance of Municipal Securities. System Energy proposes from time to time through December 31, 2005 to enter into one or more agreements, either directly or through an affiliate of System Energy, with such governmental authority as may be authorized by state or local law (collectively referred to herein as the "Municipal Entity"), whereby the Municipal Entity will issue securities to the public on behalf of System Energy or will loan money to System Energy through a bank, an affiliate of System Energy, or other person, where the proceeds of such financing will be used to pay certain of System Energy's costs. System Energy will enter into such arrangements to benefit from certain tax exemptions offered by a state or local taxing authority. Certain purchasers of Municipal Securities may benefit from state or local income tax exemptions on interest they receive from the Municipal Securities.

     System Energy also may seek to enter into arrangements for the issuance of Tax-Exempt Bonds pursuant to which System Energy proposes from time to time through December 31, 2005 to enter into one or more installment purchase, refunding or other facilities agreements or one or more supplements and/or amendments thereto (collectively, a "Facilities Agreement") with one or more issuing governmental authorities (each an "Issuer") which will contemplate the issuance and sale by the Issuer(s) of one or more series of Tax-Exempt Bonds in an aggregate principal amount not to exceed $500,000,000 pursuant to one or more trust indentures and/or one or more supplements thereto (collectively, the "Indenture") between the Issuer(s) and one or more trustees (collectively, the "Trustee"). Each series of Tax-Exempt Bonds will have such interest rate, maturity date, redemption and sinking fund provisions, be secured by such means, be sold in such manner and at such price, and have such other terms and conditions as shall be determined at the time of sale.

     System Energy proposes to use the proceeds of the sale of Tax-Exempt Bonds, net of any underwriters' discounts or other expenses payable from proceeds, to finance on a tax-exempt basis certain pollution control facilities at Grand Gulf Nuclear Station ("Facilities") or to refinance certain Tax-Exempt Bonds that were previously issued with respect thereto. Pursuant to the terms of each Facilities Agreement, the Issuer will pay to or provide for the benefit of System Energy the total amount of the proceeds of the Tax-Exempt Bonds, and System Energy will agree to pay amounts sufficient to pay the principal or redemption price of, premium, if any, and interest on the Tax-Exempt Bonds. Such payments will be made by System Energy directly to the Trustee pursuant to the Indenture. If the Facilities Agreement is in the form of an installment purchase agreement, the Facilities may be transferred by installment sale between the Issuer and System Energy. Under the Facilities Agreement, System Energy will also be obligated to pay certain fees incurred in the transactions.

     It is proposed that each series of the Tax-Exempt Bonds mature not earlier than five years from the first day of the month of issuance nor later than fifty years from the date of issuance. Tax-Exempt Bonds will be subject to optional redemption by the Issuer, at the direction of System Energy, in whole or in part at the redemption prices (expressed as percentages of the principal amount thereof) plus accrued interest to the redemption date, and at the times, set forth in the Indenture.

     The Facilities Agreement and the Indenture will provide for either a fixed interest rate and/or for an adjustable interest rate for each series of Tax-Exempt Bonds. No series of Tax-Exempt Bonds will be sold if the fixed interest rate or initial adjustable interest rate thereon will exceed 13%.

     In order to obtain a more favorable rating on any series of Tax-Exempt Bonds and, thereby, improve the marketability thereof, System Energy may arrange for one or more irrevocable letter(s) of credit (a "Letter of Credit") from one or more banks (the "Bank") in favor of the Trustee. In such event, payments with respect to principal, premium, if any, interest and purchase obligations in connection with such series of Tax-Exempt Bonds, coming due during the term of the Letter of Credit, which term would not exceed 10 years, will be secured by, and payable from funds drawn under, the Letter of Credit. In order to induce the Bank to issue the Letter of Credit, System Energy will enter into a Reimbursement Agreement ("Reimbursement Agreement") with the Bank pursuant to which System Energy will agree to reimburse the Bank immediately or within a specified period (not to exceed 60 months) after the date of the draw for all amounts drawn under the Letter of Credit with interest thereon at a rate not to exceed the Bank's prime commercial lending rate plus 2%.

     It is anticipated that the Reimbursement Agreement would require the payment by System Energy to the Bank of up-front letter of credit fees not to exceed 1% of the face amount of the Letter of Credit and annual fees not to exceed 2% of the face amount of the Letter of Credit. Any such Letter of Credit will expire or be terminable prior to the maturity date of the series of Tax-Exempt Bonds that Letter of Credit supports and, in connection with such expiration or termination, such series of Tax-Exempt Bonds may be made subject to mandatory redemption or purchase on or prior to the date of expiration or termination of the Letter of Credit, subject to the right of owners of Tax-Exempt Bonds of such series not to have their Tax-Exempt Bonds redeemed or purchased. Provision may be made, as to any such series of Tax-Exempt Bonds, for extension of the term of the Letter of Credit or for the replacement thereof, upon its expiration or termination, by another Letter of Credit (having substantially the same terms as the original Letter of Credit) from the Bank or a different bank or banks.

     In addition or as an alternative to the security provided by a Letter of Credit, in order to obtain a more favorable rating on Tax-Exempt Bonds and consequently improve the marketability thereof, System Energy may (a) determine to provide an insurance policy for the payment of the principal of and/or interest and/or premium on one or more series of Tax-Exempt Bonds, and/or (b) provide security for holders of Tax-Exempt Bonds and/or the Bank by obtaining the authentication of and pledging one or more new series of Collateral Bonds. Premiums on any insurance policies will not exceed the rate of premiums generally obtained at the time of entering into the insurance arrangements by companies of comparable credit quality on insurance policies having comparable terms. Collateral Bonds will be issued on the basis of unfunded net property additions and/or retired bond credits and will be delivered to the Trustee under the Indenture and/or the Bank to evidence, in part, and secure System Energy's obligations under the Facilities Agreement and/or System Energy's obligation to reimburse the Bank under the Reimbursement Agreement. These Collateral Bonds can be issued in several ways. First, if Tax-Exempt Bonds bear a fixed interest rate, Collateral Bonds can be issued in a principal amount equal to the principal amount of such Tax-Exempt Bonds and bear interest at a rate equal to the rate of interest on such Tax-Exempt Bonds. Secondly, they can be issued in a principal amount equivalent to the principal amount of such Tax-Exempt Bonds plus an amount equal to interest on those Bonds for a specified period. In such case, Collateral Bonds will bear no interest. Thirdly, Collateral Bonds can be issued in a principal amount equivalent to the principal amount of such Tax-Exempt Bonds plus an amount equal to interest on those Tax-Exempt Bonds for a specified period, but carry a fixed interest rate that would be lower than the fixed interest rate of the Tax-Exempt Bonds. Fourthly, they can be issued in a principal amount equivalent to the principal amount of Tax-Exempt Bonds at an adjustable rate of interest, varying with such Tax-Exempt Bonds but having a "cap" (not greater than 13%) above which the interest on Collateral Bonds could not rise. System Energy will not use a combination of Letter of Credit, insurance arrangements and/or Collateral Bonds to secure any series of Tax-Exempt Bonds unless the resulting effective interest cost savings on such series is greater than the total cost of providing such additional security.

     Each series of the Collateral Bonds that bear interest would bear interest at a fixed interest rate or initial adjustable interest rate not to exceed 13%. The maximum aggregate principal amount of the Collateral Bonds to be issued would not exceed $565,000,000. The terms of the Collateral Bonds relating to maturity, interest payment dates, if any, redemption provisions and acceleration will correspond to the terms of the related Tax-Exempt Bonds. Upon issuance, the terms of each series of the Collateral Bonds will not vary during the life of such series except for the interest rate of any such series that bears interest at an adjustable rate.

     For the Commission, by the Division of Investment
Management, pursuant to delegated authority.


               Jonathon G. Katz
               Secretary